June 30, 2010

James W. Cuminale, Esq.
Chief Legal Officer
Nielsen Holdings B.V.
770 Broadway
New York, NY 10003

> **Re: Nielsen Holdings B.V.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2010**
> **File No. 333-167271**

Dear Mr. Cuminale:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of the Securities Act Compliance and Disclosure Interpretations available on our website.

<u>Prospectus Cover Page</u>

3.   Please disclose that your Sponsors will continue to own a majority of the voting power of the common stock after completion of the offering and, as a result, the Nielsen Holding B.V. will be a "controlled company." Also consider disclosing that the net proceeds of the offering will be used to repay a portion of your existing indebtedness.

<u>Industry and Market Data, page ii</u>

4.   We note your statement that some of the information in the prospectus is based on industry publications by third parties which cannot be verified with complete certainty and may not be reliable. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise. Further, the inclusion of this information on page ii between the inside cover page and the prospectus summary is inappropriate and should be placed elsewhere in the filing.

<u>Prospectus Summary, page 1</u>

5.   Please provide a balanced discussion of your financial condition. Consider disclosing the amount of your net losses over the past three years as well as your net tangible book deficit. Note also that GAAP measures should be calculated and presented with equal or greater prominence as non-GAAP measures. In this regard, please revise your disclosure to present the most directly comparable GAAP financial measure for the same period that you present Adjusted EBITDA, a non-GAAP financial measure. See Item 10(e)(1)(i)(A) of Regulation S-K.

6.   Please provide support for the assertion that you are "the global leader in measuring and analyzing consumer behavior" in the segments in which you operate. Ensure that your claims of leadership are balanced and specific to the types of services and products that you provide. In this respect, we note your disclosure on page 82 that "Nielsen is the global leader in television audience measurement." Also provide support for your factual statements, including the following:

   - "there are more than 1.8 billion internet users around the globe."
   - "there are two-thirds as many mobile phones in the world as people."
   - "the absolute dollar share for private label customer packaged goods increased more than $10 billion over the last two years."
   - "the middle class is growing by 70 million people globally each year."

7.   With respect to all third-party statements in your prospectus -- such as market data by ZenithOptimedia, Veronis Suhler Stevenson, and Euromonitor

International -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

8.   Please consider expanding the prospectus summary to disclose the interests of the Sponsors, who are the majority shareholders and controlling members of your board of directors, and that you will continue to be a "controlled company" after this offering. We note your disclosure that the underwriters plan to reserve a portion of the shares in this offering for the Sponsors, the Sponsors will receive an amount in connection with the termination of its advisory agreements upon completion of the offering, and the Sponsors will continue to represent a majority of the board of directors after the offering pursuant to a shareholders' agreement.

Our Company, page 2

9.   We note your reference here, and throughout your filing, to amounts on "a constant currency basis," a non-GAAP measure. Please revise to provide presentations of historical amounts and amounts in constant currency, describe the process for calculating the constant currency amounts and the basis of presentation.

Company Information, page 6

10.   Please tell us in more detail the timing of your plans to convert Nielsen Holdings B.V. into a Dutch public company with limited liability. Also explain the reasons for the conversion, the mechanics of how you plan to effectuate the conversion (i.e., shareholder vote, exchange of shares, or automatic conversion), and whether you have plans to list the company's securities on an exchange outside of the United States.

Summary Financial and Other Data, pages 8 – 11

11.   Refer to the tabular reconciliation of net income to Adjusted EBITDA on page 11. Please explain why you believe it is appropriate to include a non-GAAP reconciliation based on Pro Forma Year Ended December 31, 2006 data in this table.

Risk Factors, page 12

12.   Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial.

13.   Please review the risk factors to ensure that each risk factor subheading clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Some of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. For example, you state that you "are subject to competition," "may be subject to antitrust litigation or government investigation in the future," and plan to "be a Dutch public company with limited liability" after the conversion. Please review your subheadings to ensure that they disclose in the text the specific risk or risks you are addressing.

We rely on third parties to provide certain data and services…, page 17

14.   Please expand your risk factor to disclose whether you have substantial reliance or material relationships with certain third parties to provide certain data and services for use in connection with the provision of your current services. To the extent material, please disclose the terms of these relationships in the Business section of this registration statement.

Use of Proceeds, page 27

15.   Please provide more detail regarding the terms of the debt, including the interest rate and maturity of the indebtedness, and the approximate amount that you intend to use to repay your existing indebtedness. To the extent known, also discuss the "general corporate purposes" for which the net proceeds in this offering are intended to be used. To the extent material, disclose the total amount of the company's indebtedness and the amount of any proceeds that will be used to repay debt to a related party. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of the indebtedness. See Item 504 and Instruction 4 to Item 504 of Regulation S-K.

Selected Financial and Other Data, page 33

16.   Please explain the reason for your inclusion of Pro Forma 2006 financial information in this section and the basis in the accounting and reporting literature for your inclusion of this presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 39

17.   Consider expanding your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results, rather than a factual description of your three reporting segments. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known

material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the competitive landscape and how you expect the competition, especially in online audience measurement and mobile measurement services, to affect your financial results.

Share-Based Compensation, pages 40 - 42

18.   Consider revising your disclosure to include the aggregate fair value of all outstanding vested and unvested options.

19.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

20.   Please revise this section to more fully describe the objective and subjective evidence that supports your determination of the fair value of the underlying shares of common stock at each valuation date, beginning with the December 31, 2008 valuation and continuing through the most recent valuation.

21.   Once you include your proposed IPO price in your registration statement revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value estimate of the company's common stock determined as of December 31, 2009 and June 30, 2010.

22.   Please continue to update the tabular presentation on page 41 for any additional awards granted subsequent to March 31, 2010.

Goodwill and Indefinite-Lived Intangible Assets, page 42

23.   Please expand your disclosures to include a discussion of the following:

● A description of how the key assumptions were determined;
● A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
● A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. For each reporting period, the percentage by which fair value exceeded carrying value as of the date of the most recent test;
● For each reporting period, the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Business Segment Results for the Three Months Ended March 31, 2010 compared to the Three Months Ended March 31, 2009

Operating Income/(Loss), page 53

24.   We note your current presentations of operating income (loss) on an "adjusted" basis here, and on pages 62 and 64. Revise to clearly identify this column as representing a non-GAAP measure. Further, supplemental discussions should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Therefore, please revise your filing to include a discussion of operating income (loss) based on your historical audited financial statements. Similar concerns apply to your disclosures on pages 62 and 64.

Results of Operations – (Years Ended December 31, 2009, 2008 and 2007), page 54

25.   In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you disclose on page 55 that selling, general and administrative expenses declined due to the impact of lower volume in your Expositions segment which was slightly offset by the impact of acquisitions and divestitures in both your Watch and Buy segments. Similarly, you identify several factors that increased selling, general and administrative expenses in 2008 compared to 2007 on page 58, but none of the factors are quantified. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. For example, you identify that for your Watch Segment revenues on page 61 that the growth was primarily driven by North American television measurement due to volume increases and sales to new customers. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly. Please note that this comment also applies to your discussion of results of operations for the quarterly period ended March 31, 2010 compared to the quarterly period ended March 31, 2009.

Liquidity and Capital Resources

Cash Flows 2009 versus 2008, page 71

26.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Revise your disclosure to discuss and analyze the primary drivers, for example amounts and timing of cash receipts from customers, amounts and timing of cash payments to employees, etc. and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-

K and Section IV.B of SEC Release No. 33-8350, "*Commission Guidance Regarding Management's Discussion and Analysis of Financial Conditions and Results of Operations.*"

Commitments and Contingencies, page 75

27.   Tell us what consideration you gave to the inclusion of uncertain tax positions under ASC 740 in your table of contractual obligations. Refer to Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007.

Business, page 81

28.   Please tell us what consideration you have given to disclosing your backlog. See Item 101(c)(1)(viii) of Regulation S-K.

Competitive Advantages, page 86

29.   We note your disclosure regarding the competitive strengths of your business. Consider expanding this section to provide a balanced discussion of your competitive position by disclosing the competitive challenges faced by the company.

Intellectual Property, page 89

30.   You state on page 16 that your patents, trademarks, trade secrets, copyrights, and all of your intellectual property are important assets that afford protection to your business and that the expiration of your patents may lead to increased competition. If material, please disclose the duration of your patents, trademarks and licenses. See Item 101(c)(1)(iv) of Regulation S-K.

Management, page 93

31.   Please disclose the specific "experience, qualifications, attributes or skills" of each director that led the company to conclude that the individual should serve as a director. Notwithstanding the shareholders' agreement which provides each of the Sponsors a contractual right to have one or more designees serving on the board based on their percentage of share ownership, please discuss the qualifications of each specific individual who was selected as a director. See Item 401(e) of Regulation S-K.

Executive Compensation, page 101

32.   Please tell us whether you believe your compensation policies and practices are not reasonably likely to have a material adverse effect on the company and describe the process you undertook to reach that conclusion. See Item 402(s) of Regulation S-K.

33.   You disclose on page 101 that the Chief Executive Officer, David Calhoun, has a
        role in determining the compensation of the other executive officers. Please
        describe in more detail the role of the Chief Executive Officer in the company's
        compensation processes and his input during the crafting of compensation
        packages.

Annual Incentives, page 103

34.   Please expand your disclosure to provide additional detail regarding the individual
        performance objectives used to determine incentive awards for each of your
        named executive officers. Include an analysis of how the individual performance
        ratings contributed to actual compensation for each of the named executive
        officers. Explain whether the compensation committee adjusted the incentive
        bonus based on the executive officer's personal performance. In this regard, we
        note that the actual compensation received by each of the executive officers in
        fiscal year 2009 differed from the bonus calculated using the payout percentage
        (i.e., 108%) based on the achievement of financial objectives. See Item
        402(b)(2)(vii) of Regulation S-K.

Long-Term Equity Incentive Awards, page 104

35.   It appears that you did not disclose the multi-year cumulative Management
        EBITDA performance targets or the "operating plan target" that the compensation
        committee used to determine vesting of the 2009 performance-vested options for
        the executive officers. Please advise.

Summary Compensation Table, page 105

36.   Please disclose whether the aggregate grant date fair value of stock awards and
        option awards to your executive officers was computed in accordance with FASB
        Accounting Standards Codification Topic 718. See Item 402(c) of Regulation
        S-K.

Principal Stockholders, page 116

37.   Please add a footnote to the beneficial ownership table explaining the significance
        of the columns labeled "with option" and "without option."

Certain Relationships and Related Party Transactions, page 121

38.   Please disclose the indebtedness of the company held by any related parties. We
        note your disclosure on page 75 that a portion of the borrowings under the senior
        secured credit facilities have been sold to certain of the Sponsors. Tell us what
        consideration you have given to providing separate disclosure regarding each of
        the Sponsors rather than as a combined entity. Further, disclose how the company

has historically reviewed, approved, or ratified the related party transactions within the last three years.

Advisory Agreements, pages 121-122

39.   Revise to include the amount of management fees, sponsor travel and consulting for 2006 and disclose the cumulative total of management fees paid through the most recent period presented. Tell us the amount expected to be paid in connection the termination of the advisory agreements upon consummation of the IPO.

Description of Indebtedness, page 124

40.   Please include all material terms of the 2006 senior secured credit agreement, including the identity of the lenders of the credit facility. If material, disclose the amount of the commitment fee and letter of credit fee due on the last day of each calendar quarter to each lender and clarify the restrictive covenants to make "certain loans and investments," amend or alter terms of "certain indebtedness," and "sell certain assets."

Description of Capital Stock

Corporate Governance, page 132

41.   We note your discussion of the differences between your expected corporate governance structure following the offering and the principles and best practice provisions of the Dutch corporate governance code. Please expand this disclosure to include a description of the best practice provisions relating to compensation to directors and executive officers and best practice provisions relating to shareholders' equal access to price sensitive information under the Dutch Corporate Governance Code.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

42.   Please tell us what consideration you have given to separately presenting revenue and cost of revenue from products and services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

43.   Revise to provide unaudited pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to use of proceeds to reduce your debt.

Notes to Consolidated Financial Statements

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, pages F-12 and F-13

Critical Accounting Policies

Revenue Recognition, page 40

44.   Please expand your revenue recognition policy to clarify the following items:

- Revise to separately describe the revenue recognition policies specific to revenues generated from your information and measurement services. Clarify that these service lines correspond to the Watch and Buy segments described throughout your filing.
- You appear to offer a variety of services and solutions, for which you recognize revenue according to individual patterns. For each revenue stream, or segment, disclose whether your customer arrangements include multiple elements (i.e., subscriptions, analytical reports, software, products, services, maintenance, etc.) and describe how the various elements are considered in your revenue recognition policy. Discuss the specific accounting treatment applied in each segment.
- Tell us how you determined that software sold as part of your arrangements is incidental to the arrangement.
- Clarify whether any of your customer arrangements are refundable or cancelable by your customers.

Note 14. Investments in Affiliates and Related Party Transactions

Transactions with Sponsors, page F-49

45.   With regard to the fee to be paid to the Sponsors upon the consummation of an initial public offering, tell us the gross and net present value of the amounts expected to be paid, whether the fee will be paid out of proceeds from the offering and how you intend to account for the transaction. Refer to the specific accounting guidance upon which you intend to rely.

Note 16 – Segments

Geographic Segment Information, pages F-54 and F-55

46.   Tell us whether there are individual countries within "Other Europe, Middle East & Africa" to which material amounts of revenue or assets are attributable and

what consideration was given to disclosing this information pursuant to FASB ASC 280-10-50-41.

Part II - Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

47.   Tell us how you plan to account for director and officer liability insurance premiums included under Item 13 for US GAAP purposes. We believe these amounts should be charged to expense. Please refer to the minutes of the October 22, 1996 meeting of the AICPA SEC Regulations Committee.

Item 15. Recent Sales of Unregistered Securities, page II-2

48.   It appears that you have not disclosed the unregistered securities transactions relating to the issuance of the senior notes within the past three years. Please advise. For each unregistered securities transaction within the past three years, please provide the following information required by Item 701 of Regulation S-K:

- Provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933 and a brief description of the facts upon which you relied in applying the exemption.
- Name the persons or identify the class of persons to whom the securities were sold.
- Name the underwriters, if any.
- As to the securities sold for cash, state the aggregate underwriting discounts or commissions.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibits

49.   It appears that several agreements incorporated by reference into this registration statement do not contain schedules to those agreements. We note that the information contained in these schedules is material to an understanding of the agreements and should be filed pursuant to Item 601(b)(10) of Regulation S-K. For instance, neither the credit agreement dated as of August 9, 2006 (Exhibit 4.1(a)) nor the senior secured loan agreement dated June 8, 2009 (Exhibit 4.1(g)) contain Schedule 1.01(a), among others, which lists the dollar amount committed by each lender in the respective agreement. As a further example, the Security Agreement dated as of August 9, 2006 (Exhibit 4.1(b)) does not include a complete Schedule I which lists the pledged securities. Please advise.

50.   It appears that the Investment Agreement with and among Centerview Partners and the Sponsors is a related party agreement that should be filed as an exhibit to

the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. We note that you have filed this agreement as Exhibit 10.2 to the Form S-4 of The Nielsen Company B.V. filed on May 2, 2007 (File No. 333-142546) and will not object if you incorporate the agreement by reference into this registration statement.

51.   We are unable to locate the employment offer letter for Roberto Llamas, Chief Human Resources Officer. Please advise.

Financial Statement Schedules

52.   Quantify the amount of restricted net assets of your consolidated subsidiaries and tell us what consideration was given to providing Schedule I – Condensed Financial Information of Registrant, pursuant to Rule 12-04 of Regulation S-X.

Item 17. Undertakings, page II-2

53.   Please advise why you have included the undertaking required by Item 512(f) of Regulation S-K.

Signatures

54.   Please note that the registration statement must be signed by at least a majority of the board of directors or persons performing similar functions. It is unclear how Marcel Rutte, P.F.F. de van der Schuren, and E.M.J. Thyssen have authority to sign the registration statement. These individuals do not appear to be directors of the company. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Tamara Tangen, Senior Staff Accountant, at (202) 551- 3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Adviser, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile at (212) 455-2502
       Joseph H. Kaufman
       Simpson Thacher & Bartlett LLP